

April 12, 2012

Via E-Mail
Mr. Paul A. Jacobson
Chief Financial Officer
Delta Air Lines, Inc.
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re:** **Delta Air Lines, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **File No. 001-05424**

Dear Mr. Jacobson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Statements of Cash Flows, page 49

1. We note that you have classified $318 million of cash proceeds from the fuel card obligation as a cash flow from financing activities on the statement of cash flows. In light of the fact that your disclosure in Note 6 indicates that this is a purchasing card obtained from American Express to buy jet fuel, and the $318 million is classified as accrued liabilities, please explain to us why this is a cash transaction in which $318 million of cash was received by the Company. It appears that this may be similar to a credit card transaction in which jet fuel was obtained with the obligation accrued to repay American Express, and therefore would only be shown in the statement of cash flows as a change in other accrued liabilities in the operating section. Please advise or revise accordingly.

Mr. Paul A. Jacobson
Delta Air Lines, Inc.
April 12, 2012
Page 2

Notes to the Financial Statements

Note 5. Intangible Assets, page 64

2. We note your disclosure that in December 2011 you entered into an agreement with US
    Airways in which you acquired 132 slot pairs at LaGuardia from US Airways and US
    Airways acquired from you 42 slot pairs at Reagan National; the rights to operate
    additional daily service to Sao Paulo, Brazil; and $66.5 million in cash. We further note
    that you recorded a deferred gain that will be recognized in 2012 as the DOT restrictions
    lapse on the slots exchanged with US Airways. Please tell the amount of the deferred
    gain that will be recognized and explain to us how you determined or calculated the
    amount of the deferred gain. As part of your response, please also explain to us how you
    determined the fair value of the 42 slot pairs at Reagan National and the rights to operate
    daily service to Sao Paulo, Brazil, if applicable. Please refer to the guidance in ASC 845.

Note 6. American Express Relationship, page 66

3. We note from your disclosure in Note 6 that in December 2011 you further amended your
    American Express agreements and sold American Express $675 million of SkyMiles. We
    also note your disclosure that you do not believe this was a material modification of the
    American Express agreements because the amendment does not change the number of
    miles that you expect American Express to purchase from you over the next four years
    and it did not make any significant changes to the deliverables (the mileage credits sold
    and the marketing components). In light of the fact that the amount of debt related to the
    original 2008 advance purchase of SkyMiles (as amended in 2010) has not changed on
    your balance sheet, it does not appear that the 2011 sale of miles (and expected additional
    purchases of $675 million) were contemplated in the original advance purchase of
    SkyMiles agreement (as amended in 2010). Please explain to us how you evaluated the
    2011 amendment to conclude that it was not a material modification to the original
    advance purchase of SkyMiles (as amended in 2010). As part of your response, please
    include the relevant terms of the new agreement and explain why you believe that the
    amendment does not change the number of miles that you expect American Express to
    purchase from you over the next four years.

Note 9. Purchase Commitments and Contingencies, page 72
Legal Contingencies, page 74

4. Based upon your disclosure in Item 3 of your Form 10-K, it appears that a number of
    lawsuits and class actions have been filed against the Company related to the First Bag
    Fee, compensation under EU Regulation 261, and price fixing of passenger surcharges.
    Based upon the observations noted above, it appears that the likelihood that a related loss
    has been incurred could be deemed "reasonably possible," as defined in the glossary of
    the Accounting Standards Codification. However, we note that the proceedings initiated

by the various individuals and entities have not been disclosed in Note 9 to your fiscal year 2011 financial statements. In this regard, please tell us what consideration you gave to the disclosure requirements outlined in FASB ASC 450-20-50-3 through 50-5. Alternatively, revise your footnote disclosure to discuss the nature of the proceedings against your company, as well as your potential exposure to loss, if estimable.

Note 10. Employee Benefit Plans, page 76

5. We note your disclosure that during 2011, the net actuarial loss recorded in accumulated other comprehensive income related to your benefit plans increased to $6.3 billion from $3.3 billion. You also disclose that the increase is primarily due to (1) the decrease in discount rates from 2010 to 2011 and (2) a lower than expected actual return on plan assets in 2011. Please tell us how much of the decrease related to the decrease in the discount rate from 2010 to 2011 and how much related to a lower than expected actual return on plan assets in 2011. Also, tell us if the change in discount rate was due to a change in the method you use for calculating the weighted average discount rate. Additionally, please tell us why you believe the expected long-term rate of return on plan assets was appropriate for the year ended December 31, 2011 and, tell us how the lower than expected actual return on plan assets in 2011 has affected the weighted average expected long-term rate of return on plan assets that will be used in 2012.

Note 12. Equity and Equity Compensation, page 82

6. We note your disclosures that you have restricted stock and stock options outstanding as of December 31, 2011. Please revise your disclosure in Note 12 to include the disclosures required by ASC 718-10-50. These disclosures include detail of the number and weighted average exercise prices for share options outstanding at the beginning of the year, granted during the year, exercised or converted, forfeited or expired. Please revise accordingly.

Form 8-K furnished January 25, 2012
Exhibit 99.1

7. We note that your disclosure of quarterly net income and annual net income, excluding special items, is presented as the headline of your press release filed on Form 8-K and is also included as the first bullet point in the document. Please note that the presentation of the most directly comparable financial measure calculated in accordance with GAAP should be given equal or greater prominence whenever a non-GAAP financial measure is used. Please revise to present GAAP net income with equal or greater prominence to the disclosure of net income excluding special items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief